SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Subsidiaries Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


                              REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA.

                              THE PROCTER & GAMBLE
                           SUBSIDIARIES SAVINGS PLAN

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                   DECEMBER 31, 2001 AND 2000 AND SUPPLEMENTAL
                      SCHEDULE AS OF DECEMBER 31, 2001 AND
                          INDEPENDENT AUDITORS' REPORT

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN



TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2001 and 2000                                                2

   Statements of Changes in Net Assets Available for Benefits for
     the Years Ended December 31, 2001 and 2000                                3

   Notes to Financial Statements for the Years Ended
     December 31, 2001 and 2000                                                4

   SUPPLEMENTAL SCHEDULE - Assets Held for Investment Purposes
     (Schedule H, Part IV, Line 4i of Form 5500), December 31, 2001           10

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required:

   Reportable Transactions

   Assets Acquired and Disposed of Within the Plan Year

   Party-in-Interest Transactions

   Obligations in Default

   Leases in Default

INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
--------------------------
DELOITTE & TOUCHE LLP
June 10, 2002

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
-----------------------------------------------------------------------------------------

                                                                     2001            2000
                                                                     ----            ----
ASSETS - Investments at fair value:
    Procter & Gamble Common Stock Fund                          $  6,706,757
    Mutual funds                                                  91,390,270
    Loans to participants                                          2,628,726
    Investment in the Procter and Gamble Master Savings Trust                   $ 11,785,585
                                                                ------------    ------------
          Total assets                                           100,725,753      11,785,585

LIABILITIES - Accrued administrative expenses                          2,035           8,377
                                                                ------------    ------------


NET ASSETS AVAILABLE FOR BENEFITS                               $100,723,718    $ 11,777,208
                                                                ============    ============


See notes to financial statements.

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------------------

                                                                     2001           2000
                                                                     ----           ----
ADDITIONS - Investment income (loss):
    Net appreciation in fair value of investments               $  2,173,293
    Interest and dividend income                                     438,279
    Equity in net losses of the Procter and Gamble
      Master Savings Trust                                        (1,055,736)  $ (1,782,439)
                                                                ------------   ------------
          Total changes                                            1,555,836     (1,782,439)
                                                                ------------   ------------

DEDUCTIONS:
  Distributions and withdrawals to participants                    1,317,849      1,320,148
  Administrative expenses                                             19,852         34,584
                                                                ------------   ------------
             Total deductions                                      1,337,701      1,354,732
                                                                ------------   ------------

NET INCREASE (DECREASE) PRIOR TO TRANSFERS                           218,135     (3,137,171)

TRANSFERS FROM AFFILIATED PLANS                                   88,728,375

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                               11,777,208     14,914,379
                                                                ------------   ------------

  End of year                                                   $100,723,718   $ 11,777,208
                                                                ============   ============

See notes to financial statements.

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of The Procter & Gamble Subsidiaries Savings Plan (the "Plan) is provided for general information only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan was established effective March 2, 1990 upon the acquisition of the Hawaiian Punch Division of DelMonte by The Procter & Gamble Company ("Company"). Effective March 14, 1996, the Sundor Brands Savings Plan, Max Factor Savings Plan and Speas Savings Plan were merged into the Plan. Effective November 2, 2001, the Tambrands, Inc. Savings Plan ("Tambrands") was merged into the Plan. Effective December 1, 2001, the Iams Company Savings Plan ("Iams") and Recovery Engineering, Inc. Salary Savings Plan ("Pur") were merged into the Plan. The Plan is a voluntary defined contribution plan covering all eligible employees of Sundor Group, Inc., including the Sundor Brands and Hawaiian Punch divisions, Max Factor & Company, Speas Company, Tambrands Company, Iams Company and Pur Company, all subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      CONTRIBUTIONS AND VESTING - Effective April 1996, all contributions to the Plan were suspended and all participants became fully vested. Tambrands, Iams and Pur Savings Plans were frozen prior to conversion into the Plan.

      DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock, in installment payments over a period not to exceed 180 months or an annuity. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

      WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

      PLAN TERMINATION - Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

      ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of four members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, American Century, effective November 1, 2001 ("current trustee") or PNC Bank, Ohio, N.A. ("prior trustee"), who is also appointed by the Board of Directors of the Company.

      LOANS - The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account values exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Former Company employees with deferred balances may not borrow against their accounts. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

      TRANSFERS FROM AFFILIATED PLANS - Amount represents account balances of Tambrands, Iams and Pur employees transferred into the Plan.

      PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. As of November 1, 2001 and after conversion to the current trustee from the prior trustee, participants can allocate their account in one or all of the following investment options offered by the plan:

         AMERICAN CENTURY HERITAGE FUND - The prospectus states that this fund invests in a portfolio of equity securities issued by small to medium companies.

         J.P. MORGAN PRIME MONEY MARKET FUND - The prospectus states that this fund invests in short length maturity, interest-bearing instruments.

         J.P. MORGAN BOND FUND - The prospectus states that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, private placement, asset backed, and mortgage backed bonds.

         PUTNAM INTERNATIONAL GROWTH FUND - The prospectus for this fund indicates that it invests in a diversified portfolio of equity securities of foreign corporations.

         J.P. MORGAN DISCIPLINED EQUITY FUND - The prospectus states that this fund invests in equity securities of approximately 300 domestic, large company stocks.

         COMPANY STOCK FUND - This fund invests in shares of The Procter & Gamble Company common stock.

         PRE-MIXED PORTFOLIO FUNDS - Three funds invested in varying percentages to the investment options noted above, excluding the Company Stock Fund.

      Through November 1, 2001 and until conversion to the current trustee from the prior trustee, participants could allocate their account in one or all of the following investment options offered by the Plan:

         ENHANCED CASH FUND - The prospectus states that this fund invests in short to medium length maturity, interest-bearing instruments.

         COMPANY STOCK FUND - This fund invests in shares of The Procter & Gamble Company common stock.

         ACTIVE FIXED-INCOME CORE FUND - The prospectus states that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

         DISCIPLINED EQUITY FUND - The prospectus states that this fund invests in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - The prospectus states that this fund invests in a balanced portfolio consisting of both equity and fixed securities.

         INTERNATIONAL EQUITY FUND - The prospectus states that this fund invests in a diversified portfolio of equity securities of foreign corporations.

         SMALL COMPANY EQUITY II FUND - The prospectus states that this fund invests in a portfolio of equity securities issued by small companies.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock, Putnam International Fund and American Century Heritage Fund are valued at the closing prices on an established security exchange. The Plan's J.P. Morgan investment funds (funds) are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Plan by the current trustee and the prior trustee and to each participant's account by the Plan's recordkeeper.

      EXPENSES OF THE PLAN - Investment management expenses were paid by the Company after November 1, 2001. Prior to November 1, 2001 and 2000, Investment management expenses were paid by the Plan. All other fees are paid by the Company.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plan invests in Company common stock and in various mutual funds which include investments in U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      ACCOUNTING POLICIES - On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. The adoption of SFAS No. 133 did not have a material effect on the Plan's financial statements.

3.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated March 7, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the latest determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC at December 31, 2001 and 2000. Therefore, they believe that the Plan was qualified and tax-exempt as of December 31, 2001 and 2000 and no provision for income taxes has been reflected in the accompanying financial statements.

4.    INVESTMENTS

      The following is a summary of the Plan's investments for the year ended December 31, 2001. Investments that represent five percent or more of the Plan's net assets are separately identified.

      Description                                    2001
      -----------                                    ----

      Procter & Gamble common stock              $  6,706,757
      J.P. Morgan Disciplined Equity Fund          46,289,792
      J.P. Morgan Money Market Fund                20,086,960
      American Century Heritage Fund               11,827,951
      Putnam International Growth Fund              7,420,821
      J.P. Morgan Bond Fund                         5,764,746
      Other                                         2,628,726
                                                 ------------

      Total                                      $100,725,753
                                                 ============



      Interest and dividend income and changes in the Plan's investments after November 1, 2001, which include investments bought and sold as well as held during the year ended December 31, 2001, consist of the following:

                                                    2001
                                                    ----

      Dividend income                            $     31,500
      Interest income                                 406,779
                                                 ------------
                                                      438,279
      Net appreciation in fair value of:         ------------
        Mutual funds                                1,913,640
        Procter & Gamble common stock                 259,653
                                                 ------------
                                                    2,173,293
                                                 ------------
     Total                                       $  2,611,572
                                                 ============

5.    INTEREST IN MASTER TRUST

      Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank. Effective November 1, 2001 and upon conversion to American Century, the Plan no longer participates in the Master Trust.

      Use of a master trust permitted the commingling of investments that fund various Company-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust. The following represents the 2001 and 2000 audited financial information regarding the net assets and investment income of the Master
      Trust:

        Investment income (loss) from the Master Trust for the year ended
          December 31, 2001 is summarized as follows:
                                                            COMPANY           JP MORGAN
                                                           STOCK FUND           FUNDS                TOTAL
                                                           ----------         ---------              -----
        Net appreciation (depreciation) in fair value
          of investments                                  $   221,329      $ (9,489,678)      $ (9,268,349)
        Dividends                                           1,258,927                            1,258,927
        Interest                                                2,848           110,122            112,970
                                                          -----------      ------------       ------------

        Total                                             $ 1,483,104      $ (9,379,556)      $ (7,896,452)
                                                          ===========      ============       ============

        Plan's equity in net losses of Master Trust       $  (108,565)     $   (947,171)      $ (1,055,736)
                                                          ===========      ============       ============



        Investments, at fair value, held by the Master Trust at December 31,
          2000 are summarized as follows:
                                                             COMPANY          JP MORGAN
                                                            STOCK FUND          FUNDS                TOTAL
                                                            ----------        ---------              -----
        The Procter & Gamble Company common
          stock                                           $ 70,010,072                        $  70,010,072
        Mutual funds                                                       $147,674,640         147,674,640
        Short-term investments                                   1,799            3,796               5,595
        Accrued interest and dividends                             139            1,912               2,051
                                                          ------------     ------------       -------------


        Total investments at fair value                   $ 70,012,010     $147,680,348       $217,692,358
                                                          ============     ============       ============

        Plan's investment in Master Trust                 $  3,367,793     $  8,417,792       $ 11,785,585
                                                          ============     ============       ============
        Plan's percentage ownership interest in
          Master Trust                                               5 %              6 %                5 %
                                                          ============     ============       ============

        Investment loss from the Master Trust for the year ended December 31,
          2000 is summarized as follows:
                                                             COMPANY          JP MORGAN
                                                            STOCK FUND          FUNDS                TOTAL
                                                            ----------        ---------              -----

        Net depreciation in fair value of investments     $(25,585,173)    $ (8,079,528)      $(33,664,701)
        Dividends                                            1,183,956                           1,183,956
        Interest                                                 4,967           10,478             15,445
                                                          ------------     ------------       -------------

        Total                                             $(24,396,250)    $ (8,069,050)      $(32,465,300)
                                                          ============     ============       ============

        Plan's equity in net losses of Master Trust       $ (1,224,580)    $   (557,859)      $ (1,782,439)
                                                          ============     ============       ============


6.    DISTRIBUTIONS PAYABLE

      Distributions payable to participants at December 31, 2001 and 2000 are approximately $44,155 and $700, respectively.

7.    SUBSEQUENT EVENTS

      Effective March 1, 2002, the Richardson-Vicks Savings Plan was merged into the Plan. Effective May 1, 2002, The Procter and Gamble Subsidiary Savings and Investment Plan and the Procter & Gamble Pharmaceuticals Savings Plan were merged into the Plan.

                                     ******

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

ASSETS HELD FOR INVESTMENT (SCHEDULE H, PART IV, LINE 4I OF FORM 5500),
DECEMBER 31, 2001 (A)
--------------------------------------------------------------------------------

INVESTMENT                                                            FAIR VALUE

Procter & Gamble common stock                                       $  6,706,757
J.P. Morgan Disciplined Equity Fund                                   46,289,792
J.P. Morgan Money Market Fund                                         20,086,960
American Century Heritage Fund                                        11,827,951
Putnam International Growth Fund                                       7,420,821
J.P. Morgan Bond Fund                                                  5,764,746
Loans to participants - 486 loans with
  maturities ranging from January 2002 to October 2016
  and interest rates ranging from 6.5% to 11.5%                        2,628,726
                                                                    ------------
                                                                    $100,725,753
                                                                    ============


(A) The information in this schedule was certified by the trustee of the Plan.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                  THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN


                                  /S/THOMAS J. MESS
Date:  June 28, 2002              ------------------------------------------
                                  Thomas J. Mess
                                  Secretary for Trustees



                                  EXHIBIT INDEX


Exhibit No.                                                             Page No.

     23                    Consent of Deloitte & Touche